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Lil Mama's

Sandwich Place

818 Georgia Ave ste. 114
Chattanooga, TN 37402
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Open until 6:00 PM
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $10,000 invested.
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THE PITCH
Lil Mama's is seeking investment to purchase new equipment, expand catering, operate pop-ups in other cities, on-going staff coaching.
Operating Pop-upsFirst LocationExpanding LocationLease Secured
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INVESTOR PERKS

Lil Mama's is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

You GOTTA have the MERCH + Discount Invest $1,000 or more to qualify. 8 of 8 remaining

WHOA! You wanna invest into our brand so we could not give you a true THANK YOU without giving you some MERCH + a discount! You are now part of the family!

Discount, Merch + A Party? Invest $5,000 or more to qualify. Unlimited available

WHOA! That's a lot of money and we are GRATEFUL that you believe in our vision to invest! You are now part of the family! To say thank you we'd love to offer you a 15% discount in the restaurant for 12 months, a LM hat + dinner party (date TBD)!

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THE TEAM
Tiffany Pauldon-Banks
Founder

Event Planning Extraordinaire Tiffany Pauldon-Banks, is best known for creating fabulous luxurious events. TIFFANY is the owner and lead planner of Redberri Events. Her passion for event planning started at a young age when she, like many girls, started to plan her wedding before she met Mr. Right. Tiffany's creativity, optimism and love for helping others is the perfect recipe for a FABULOUS event. Speaking of perfect recipes, Tiffany loves cooking and making speciality dishes in her spare time and is now excited to introduce her latest venture, Lil Mama's Chicago Style Hoagy.

Lil Mama's was created in the comfort of her home with her son and husband. Tiffany made hoagies for her son's friends and they fell in love. One friend said, "Ms. Tiffany you can sell these!" and in that moment Lil Mama's was created. After long hours of creating the perfect menu, curating the perfect hoagy and mixing the best punch she knew she was ready to introduce Chattanooga to Lil Mama's Chicago Style Hoagy.

Tiffany prides herself on her ability to make each customer experience as unique as the individual she is serving.

She holds a bachelor's degree in communications from Tennessee State University and a master's degree in organizational leadership from Lewis University. When Tiffany isn't organizing events or slangin' hoagies she enjoys traveling, spending time with family & friends, shopping and staying updated on the latest trends!

Jonita Travis
General Manager

Jonita Travis, also known as Nita, is our General Manager and proud mother of 5. She has over 5 years of restaurant managerial experience. Through her initiatives she has become an amazing leader by always leading by example and building trusting relationships with her crew members. Her commitment to others allows her to create distinguished teams that are led to greatness! Jonita takes care of all of our customer needs and holds high expectations from her crew. She has committed to holding her crew accountable including herself to ensure all guests have an experience beyond their expectations!

Kaelan Byrd
Communications Manager

Kaelan Byrd is our Communications Manager. She is a graduate of Lee University where she majored in public relations. Kaelan is a proud Chattanooga native. When she isn't writing press releases or posting memes on our various social media platforms Kaelan likes to hike, run, eat local, and watch the STARZ TV series "Outlander" over and over. She loves communications because it's a chance to tell a story, because everyone, whether you're a business or an individual, has a story that's worth telling. She can't wait to keep telling the story of Lil Mama's.

Xavia Jones
HR Manager

Xavia Jones aka "X" is our HR Manager. She handles all of our human capital needs from strategic human resource planning to recruitment as well as training and development. X has been rocking with Tiffany since she started Redberri Events. She brings a wealth of human resource knowledge from her Business Administration degree and experience in various industries. She works hard to make sure that everyone feels apart of the family and ready serve our amazing customers!

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A MESSAGE FROM LIL MAMA!
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WELCOME TO OUR DAY 1 AT LIL MAMA'S!
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Take a minute and check out the love and support at our Grand Opening! The weather was in rare form in Chattanooga - snow and 31 degrees but our customers still supported!

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OUR STORY

Lil Mama's Chicago Style Hoagy is Chattanooga's newest hoagy shop, full of spunk, flavor and 90s nostalgia. As the owner, I had big dreams of creating a hip, 90's inspired, modern vibe hoagy shop. Being from Chicago, I'm always looking for a piece of home in Chattanooga. Lil Mamas is not only dedicated to providing quality, delicious food, we are dedicated to building community. What's makes us different from any other sandwich shop is we've created this fun, nostalgic vibe. When our guests are in waiting for their meal they are typically occupied with taking photos or bobbing their heads to their favorite 90s song.

Lil Mama's has been so social and has created a great following! We have over 7600 followers between Instagram and Facebook!

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PRESS
18 Excellent Restaurants to Try in Chattanooga, Tennessee

From stacked high sandwiches and carousels of fried chicken to a restaurant incubator/bar with one-of-a-kind cocktails

12 New Reasons To Visit Chattanooga

Lil Mama's Chicago Style Hoagy opens in Patten Parkway

If you get a "Fresh Prince of Bel-Air" vibe when visiting Lil Mama's Chicago Style Hoagy in Patten Parkway, it's on purpose.

Lil Mama's Hoagy Shop gave back to the community on Small Business Saturday - WDEF

CHATTANOOGA, Tenn. (WDEF)- Lil Mama's is a Chicago Style Hoagy shop on Patten Parkway in Chattanooga and today they hosted a Thankful for you event for the community. The sandwich shop gave away 100 free hoagies to anyone that came out to support. Shop owner Tiffany Banks says that the business was supposed to open ...

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CATCH US ON PATTEN PARKWAY!

We are located in the heart of downtown Chattanooga,Tennessee on the beautiful newly renovated Patten Parkway. The city has done a great job creating great public spaces and Patten Parkway is no exception!

The Parkway is now suited for festivals, concerts and other special events.
There is new exclusive art piece named Radiance near Lil Mama's! The beautiful piece will bring more awareness to our restaurant!
The open space allows us to host more community events!
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OUR MISSION

The mission of Lil Mama's is to always meet the needs of our customers and community with love, care and perfectly crafted hoagies.

Through consistent, predictable, professionalism, Lil Mama's will create a 5-star experience for all customers EVERY TIME.
When you pay us a visit and see any of our crew members place one hand on their heart don't be alarmed, it's how we express gratitude in our shop!
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OUR CORE VALUES

Check out our core values that we embody everyday!

Honesty
Integrity
Passion
Creativity
Respect
Innovation
Collaboration
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WANNA KNOW HOW WE CRAFT OUR HOAGIES? CHECK IT OUT!
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Educating our customers on how their hoagy is crafted is key. Our special ingredient is love!

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THE BEST WAY TO EAT YOUR HOAGY!
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Communications Manager Kaelan gives tips and tricks on how to eat your hoagy without getting totally messy (full disclosure, it'll still be a lil messy).

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THNKFUL 4 U EVNT!
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THNKFUL 4 U EVENT! GIVING BACK TO THE COMMUNITY THAT LOVES US IS NECESSARY! WE GAVE AWAY 100 FREE LUNCHES TO OUR LOYAL CUSTOMERS!
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FEEDING THE HOMELESS!
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GIVING BACK IS JUST AS IMPORTANT! OUR TEAM HAS BEEN DEDICATED TO NOT ONLY SERVING OUR CUSTOMERS BUT ALSO GIVING BACK TO THE COMMUNITY!
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SPACE LM

https://lilmamaschistylehoagy.com/events/

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SPACE LM IS THE PERFECT INTIMATE SPACE FOR SPECIAL EVENTS! WE LOVE TO HOST DOPE SHINDIGS!
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INTENDED USE OF FUNDS

We are so excited about expanding our catering services, purchasing new equipment and preparing pop-up shops in other cities! We will use the funds to execute our vision in order to prepare for future expansion.

Because we are located in the heart of the Innovation District we are surrounded by businesses who desire convenient catering. Our catering sales have steadily increased in a short period of time. We want to be prepared as we anticipate growth in our catering services.
We need additional equipment in order to be prepared for an increase in sales.
We are excited to take Lil Mama's to other cities. We have noticed an influx of out of towners who have traveled to Chattanooga specifically for the Lil Mama Experience.
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EMPLOYEE ENRICHMENT + GROWTH

We understand the importance of valuing our staff, expressing gratitude and growth and development. We intend to do additional leadership coaching with our staff, including attending conferences and more team building activities!

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment (add'l food storage) $1,500

New Customer Driven Point of Sale System $1,700

Expanding Catering Services $1,500

Working Capital $4,700

Mainvest Compensation $600

Total $10,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $715,000 $858,000 $1,003,860 $1,134,362 $1,247,798

Cost of Goods Sold $247,523 $317,306 $388,224 $455,715 $505,243

Gross Profit $467,477 $540,694 $615,636 $678,647 $742,555

EXPENSES

Rent $27,804 $28,499 $29,211 $29,941 $30,689

Utilities $865 $886 $908 $930 $953

Salaries $176,289 $211,546 $247,508 $279,684 $307,652

Other expenses $0 $23,575 $24,164 $24,768 $25,387

Repairs & Maintenance $0 $3,000 $5,000 $6,000 $6,500

Meals & Entertainment $2,500 $3,500 $4,500 $5,500 $6,500

Payroll taxes and benefits $72,638 $74,453 $76,314 $78,221 $80,176

Operating Profit $187,381 $195,235 $228,031 $253,603 $284,698

This information is provided by Lil Mama's. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $10,000

Maximum Raise $75,000

Amount Invested $0

Investors 0

Investment Round Ends September 24, 2021

Summary of Terms

Legal Business Name Lil Mama's Chicago Style Hoagy

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.8×

Investment Multiple 1.7×

Business's Revenue Share 0.4%-3%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2028

Financial Condition

Historical milestones

Lil Mama's has been operating since January 2021 and has since achieved the following milestones:

Opened location in Chattanooga, Tennessee

Achieved revenue of $365,000 in the first six months of business! Which will exceed our year one goal. We are projected to be at over $715,000 this first year!

Had Cost of Goods Sold (COGS) of $247k in the first six months.

Historical financial performance is not necessarily predictive of future performance.

No operating history

Lil Mama's was established in January 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other outstanding debt or equity

As of July 2021, Lil Mama's has no outstanding debt and a cash balance of $64,000. Debt raised on Mainvest will be Lil Mama's only outstanding debt. Lil Mama's may require additional funds from alternate sources at a later date.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Lil Mama's fundraising. However, Lil Mama's may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Lil Mama's to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Lil Mama's operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Lil Mama's competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Lil Mama's's core business or the inability to compete successfully against the with other competitors could negatively affect Lil Mama's's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Lil Mama's's management or vote on and/or influence any managerial decisions regarding Lil Mama's. Furthermore, if the founders or other key personnel of Lil Mama's were to leave Lil Mama's or become unable to work, Lil Mama's (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Lil Mama's and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Lil Mama's is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Lil Mama's might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Lil Mama's is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Lil Mama's

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Lil Mama's's financial performance or ability to continue to operate. In the event Lil Mama's ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Lil Mama's nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Lil Mama's will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Lil Mama's is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Lil Mama's will carry some insurance, Lil Mama's may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Lil Mama's could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Lil Mama's's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Lil Mama's's management will coincide: you both want Lil Mama's to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Lil Mama's to act conservative to make sure they are best equipped to repay the Note obligations, while Lil Mama's might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Lil Mama's needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Lil Mama's or management), which is responsible for monitoring Lil Mama's's compliance with the law. Lil Mama's will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Lil Mama's is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Lil Mama's fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Lil Mama's, and the revenue of Lil Mama's can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Lil Mama's to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Lil Mama's is a newly established entity and has no history for prospective investors to consider.

This information is provided by Lil Mama's. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Lil Mama's isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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